Nabors Industries, Inc.
515 West Greens Road, Suite 1200
Houston, Texas 77067
Nabors Industries Ltd.
Mintflower Place
8 Por-La-Ville Road
Hamilton, Bermuda HMO8
March 30, 2009
Via EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Nabors Industries, Inc. and Nabors Industries Ltd.
Registration Statement on Form S-4
Filed March 30, 2009
Ladies and Gentlemen:
          In connection with the registration statement of Nabors Industries, Inc., a Delaware corporation (the “Company”), and Nabors Industries, Ltd., a Bermuda exempt company (“Nabors”), on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on March 30, 2009 relating to an exchange offer of the Company’s $1,125,000,000 9.25% Senior Notes due 2019 and guaranteed by Nabors (the “Old Notes”), previously issued and sold pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the “Securities Act”) on January 12, 2009, the Company and Nabors hereby make the following representations to the Commission:
1.	The Company and Nabors are registering under the Securities Act the $1,125,000,000 9.25% Senior Notes due 2019 of the Company which are guaranteed by Nabors (the “New Notes”) to be offered in the exchange offer (the “Exchange Offer”) in reliance on the position of the staff of the Commission (the “Staff”) enunciated in Shearman & Sterling (available July 2, 1993), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988) (collectively, the “Exxon Capital Letters”).

2.	Neither the Company or Nabors have entered into any arrangement or understanding with any person (including any broker-dealer) to distribute the New Notes to be received in the Exchange Offer and, to the best of the Company’s and Nabors’ information and belief, each person (including any broker-dealer) participating in the Exchange Offer is acquiring the New Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in a distribution of the New Notes to be received in the Exchange Offer. In this regard, the Company and Nabors will make each person (including any broker-dealer) participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any holder of Old Notes using the Exchange Offer to participate in a distribution of the New Notes (a) cannot rely on the Staff’s position enunciated in the Exxon Capital Letters or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company and Nabors acknowledges that such secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.
3.	The Company and Nabors will also include in the letter of transmittal (or similar documentation to be executed by each person participating in the Exchange Offer) disclosure that, by accepting the Exchange Offer, each holder (including any broker-dealer) of the Old Notes represents to the Company that (a) it is not an affiliate of the Company or Nabors, (b) the New Notes will be acquired in the ordinary course of its business and (c) it is not engaged in, and does not intend to engage in, a distribution of the New Notes to be received in the Exchange Offer. If a broker-dealer holds Old Notes for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the New Notes to be received in the Exchange Offer and confirm that it has not entered into any arrangement or understanding with the Company, Nabors or any affiliate of the Company or Nabors to distribute the New Notes.

4.	The Company and Nabors will make each person participating in the Exchange Offer aware that any broker-dealer that holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives the New Notes in exchange for such Old Notes pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes.
          If you have any questions, please contact the undersigned at (281) 874-0035 of the Company or Arnold B. Peinado, III at (212) 530-5546 or Andrew F. Fowler at (212) 530-5246 of Milbank, Tweed, Hadley & McCloy LLP.

Sincerely,

/s/ Laura W. Doerre

Laura W. Doerre
Vice President and General Counsel